SECURITIES AND EXCHANGE COMMISSION
                     Washington , D.C. 20549
                 ------------------------------


                            FORM 11-K


 (Mark One)

    X          ANNUAL REPORT PURSUANT TO SECTION 15  (d) OF THE
   -----       SECURITIES EXCHANGE ACT OF 1934

                 For the year ended December 31, 1999

                               OR


   -----       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____________ to ______________.

                       Commission file number 1-9759

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           IMC-AGRICO MP, INC.
                     PROFIT SHARING AND SAVINGS PLAN

                  (Formerly the Investment Plan for Salaried
                     Employees of the IMC-Agrico MP, Inc.)


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         IMC GLOBAL INC.
              2100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062
              ---------------------------------------------

                              Employer Identification #36-3888539
                                                        Plan #101









                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN

                      FINANCIAL STATEMENTS
                   AND SUPPLEMENTAL SCHEDULES
                (Together with Auditors' Report)

                   DECEMBER 31, 1999 AND 1998

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------


                        TABLE OF CONTENTS
                        -----------------


                                                            Page
                                                            -----
Independent Auditors' Report                                   1

Financial Statements:
 Statements of Net Assets Available for Benefits
   as of December 31, 1999 and 1998                            4

 Statements of Changes in Net Assets Available
   for Benefits for the years ended December 31, 1999
   and 1998                                                    5

 Notes to Financial Statements                                 6

Supplemental Schedules:
 Schedule of Assets Held for Investment Purposes
   as of December 31, 1999                                     15

 Schedule of Loans or Fixed Income Obligations
   for the year ended December 31, 1999                        16

 Schedule of Reportable Transactions
   for the year ended December 31, 1999                        17

                  Independent Auditors' Report


Plan Administrator
 IMC-Agrico MP, Inc.
 Profit Sharing and Savings Plan


We have audited the accompanying statement of net assets available for benefits of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated May 7, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999; and loans or fixed income obligations and reportable transactions for the year ended December 31, 1999, respectively, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hill, Taylor LLC

May 26, 2000

                 Report of Independent Auditors

Plan Administrator
IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statement of assets available for benefits of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan as of December 31, 1998 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                            /s/ Ernst & Young LLP
Chicago, Illinois                           Ernst & Young LLP
May 7, 1999

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
         -----------------------------------------------

                   DECEMBER 31, 1999 AND 1998
                   --------------------------




                                             1999            1998
                                         ------------    ------------

ASSETS
Cash                                     $        397    $          -
Investments, at fair value:
 Master trust funds:
  Interest in IMC Agrico Stock Fund         8,166,796       8,216,850
  Interest in IMC Agrico Fixed Income
   Fund                                    27,382,481      24,747,852
  Interest in IMC Agrico Bond Fund          3,402,257       4,486,669
 Mutual funds:
  Fidelity Equity-Income Fund, Inc.        26,205,983      30,060,508
  Vanguard Wellington Fund, Inc.            5,345,833       6,149,712
  Fidelity Magellan Fund, Inc.             14,427,552      11,253,966
  Templeton Foreign Fund, Inc.                965,918         237,379
  Franklin Balance Sheet Investment
   Fund, Inc.                                 381,701         459,165
  Vanguard Index Trust 500 Fund, Inc.       8,248,162       5,018,118
 Loans to participants                      4,155,759       4,955,634
                                         ------------    ------------
      Total investments                    98,682,839      95,585,853
                                         ------------    ------------
Receivables:
 Participant contributions                     68,752          98,872
 Company contributions                         24,485       2,368,099
                                         ------------    ------------
      Total receivables                        93,237       2,466,971
                                         ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS        $ 98,776,076    $ 98,052,824
                                         ============    ============




 The accompanying notes are an integral part of these financial statements.

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                    STATEMENTS OF CHANGES IN
                NET ASSETS AVAILABLE FOR BENEFITS
                ---------------------------------

             YEARS ENDED DECEMBER 31, 1999 AND 1998
             --------------------------------------



                                                 1999              1998
                                             ------------     --------------

ADDITIONS
Investment income:
 Interest and dividends                     $   1,273,135     $   1,218,335
 Net realized and unrealized appreciation
  in fair value of investments                  5,477,514         6,754,240
 Income (loss) from master trust funds            534,415          (615,339)
                                            -------------     -------------
     Total investment income                    7,285,064         7,357,236
                                            -------------     -------------
Contributions:
 Participants                                   4,723,564         5,067,772
 Company                                        2,229,799         5,254,947
                                            -------------     -------------
     Total contributions                        6,953,363        10,322,719
                                            -------------     -------------
Transfers from other plans                              -        33,370,424
                                            -------------     -------------
     Total additions                           14,238,427        51,050,379
                                            -------------     -------------
DEDUCTIONS
 Distributions                                 12,221,210         4,129,354
 Transfers to other plans                       1,293,965                 -
                                            -------------     -------------
     Total deductions                          13,515,175         4,129,354
                                            -------------     -------------
NET INCREASE                                      723,252        46,921,025

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                             98,052,824        51,131,799
                                            -------------     -------------
 End of year                                $  98,776,076     $  98,052,824
                                            =============     =============


 The accompanying notes are an integral part of these financial statements.

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------



1.   Description of the Plan

  Effective  January  1, 1998, the Investment Plan  for  Salaried
  Employees of IMC-Agrico MP, Inc. was amended, restated and renamed the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan (the Plan). Also on January 1, 1998, the Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc. was merged into the Plan.

  The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General

  The Plan is a defined-contribution plan which was established on July 1, 1993. Employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Phosphate Resource Partners, Limited Partnership, are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions

  The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15% of participants' base monthly salaries, not to exceed $10,000 in 1999 and 1998. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan is also funded by Company matching contributions, as determined by the Company's Board of Directors which are subject to certain limitations imposed by section 415 of the IRC. Company matching contributions were equal to 100% of the first 3 %, and 50% of the second 3% of participants' eligible contributions for the year ended December 31, 1999 and 1998. The Company may also make a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions that will be applied to the Company Stock Fund may be in the form of cash or shares of IMC Global, Inc. common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


1.   Description of the Plan (continued)

  Under certain circumstances, participants may rollover their vested benefits from other qualified benefit plans to the Plan.

  Participant Accounts

  Separate accounts are maintained for each participant. Each participant's account balance is adjusted for participant and Company contributions, withdrawals, fees, interest, dividends, and net realized and unrealized gains or losses.

  Administrative Expenses

  Certain administrative expenses of the Plan are borne by the Company.

  Investment Programs

  The  Plan's investments are administered by Marshall  &  Ilsley
  Trust  Company under a trust agreement dated January  1,  1996.
  Investment programs available to participants are as follows:

      Company Stock Fund - Assets are invested in shares of the IMC-Agrico Stock Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

      Fixed Income Fund - Assets are invested in shares of IMC-
     Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1999 holdings are described below:

     a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

     b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.65% through March 15, 2001.

     c. GIC with Sunamerica Life Company with a guaranteed interest rate of 7.04% through May 29, 2002.

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




1.   Description of the Plan (continued)

     d. GIC with Government Plus Synthetic with an open maturity and interest rate resets at January 1, 2000, April 1, 2000, July 1, 2000, and October 1, 2000.

     e. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

     f. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.05% through July 27, 2003.

     g. GIC with Connecticut General Life with a guaranteed interest rate 5.35% through October 30, 2003.

     h. GIC with John Hancock with a guaranteed interest rate of 6.11% through March 31, 2004.

     i. GIC with Protective Life with a guaranteed interest rate of 6.25%, 1/2 due December 31, 2002, and remainder due June 30, 2004.

     j. Marshall Money Market Fund.

     k. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

     Bond Fund - Assets are invested in shares of the IMC-Agrico
     Bond Fund, a pooled bond fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

     Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


1.   Description of the Plan (continued)

     Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

     Growth Fund - Assets are invested in shares of the Fidelity
     Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

     International Equity Fund - Assets are invested in shares of the Templeton Foreign Fund, Inc., a mutual fund which invests in companies and governments outside of the United States.

     Aggressive Equity Fund - Assets are invested in shares of the Franklin Balance Sheet Investment Fund, Inc., a mutual fund which invests in stock and securities of companies that it judges to be undervalued.

     Index  Equity - Assets are invested in shares of Vanguard
     Index Trust 500 Fund, Inc., a mutual fund which invests in S&P
     500 companies.

     Loan Fund - Loans made to participants as described below.

  Participants  elect  their  desired  investment  program   upon
  joining  the  Plan.  Participants  may  elect  to  change   the
  investment direction of their existing account balances and their future contributions daily.

  Vesting

  Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee.

  Withdrawals

  Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for at least one year.

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




1.   Description of the Plan (continued)

  Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

  Deferred Distributions

  Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must:
  (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) equal annual installments not to exceed ten; and (2) make an election for the method of distribution in the event of their death prior to total distribution.

  Loans to Participants

  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to fifteen years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.   Summary of Significant Accounting Policies

  Investment Valuation

  All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value for shares of master trust funds, mutual funds, the LaSalle National Trust, N.A. Income Plus Fund, and the M&I Stable Principal Fund is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


2.   Summary of Significant Accounting Policies (continued)

  Income Recognition

  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

  Contributions

  Contributions from participants are recorded monthly. Matching contributions by the Company are made monthly based on the minimum contribution percentage required by the Plan. Any profit-sharing contributions by the Company are accrued when approved by its Board of Directors.

  Withdrawals

  Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1999 and 1998.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  New Accounting Pronouncement

  Certain amounts in the Plan's 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation as a result of adopting SOP 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters, in 1999.

3.  Investment in Master Trust

  Assets of the Bond Fund, the Company Stock Fund, and the  Fixed
  Income  Fund  are  invested in shares of  IMC-Agrico  MP,  Inc.
  pooled funds shared by other IMC-Agrico

       IMC-AGRICO MP, INC. PROFIT SHARING AND SAVINGS PLAN
       ---------------------------------------------------
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)

3.   Investment in Master Trust (Continued)

  MP, Inc. 401(k) plans. The Plan held a 100%, 91.9%, and 86.5% interest, respectively, in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund, and the IMC-Agrico Fixed Income Fund at
  December  31,  1999  (100%, 95.5% and 87.1%,  respectively,  at
  December 31, 1998).

  The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

  The assets of the pooled funds as of December 31, 1999, were as follows:




                                                                        IMC-Agrico
                                       IMC-Agrico       IMC-Agrico         Fixed
                                       Bond Fund        Stock Fund      Income Fund
                                       ----------       ----------      -----------
  Bond Fund of America                 $ 3,327,639     $         -      $          -
  IMC Global Inc. common stock                   -       8,625,974                 -
  M&I Stable Principal Fund                      -               -        14,348,030
  Guaranteed Investment Contracts:
   CDC Investment Management Corp.               -               -         1,500,000
   Rabobank Alternative                          -               -           829,073
   Sunamerica Life Company                       -               -         3,579,144
   Government Plus Synthetic                     -               -         2,740,361
   Ohio National                                 -               -         1,638,848
   Sunamerica Life Synthetic                     -               -         1,310,878
   Connecticut General Life                      -               -         1,600,177
   John Hancock                                  -               -         1,568,544
   Protective Life                               -               -         2,078,918
  Marshall Money Market Fund                69,168         262,964           612,159
  Accrued interest and dividends             4,022           2,074            54,885
                                       -----------     -----------      ------------
      Net Assets                       $ 3,400,829     $ 8,891,012      $ 31,861,017
                                       ===========     ===========      ============



  The assets of the pooled funds as of December 31, 1998, were as follows:




                                                                       IMC-Agrico
                                       IMC-Agrico      IMC-Agrico        Fixed
                                       Bond Fund       Stock Fund      Income Fund
                                       ----------      ----------      -----------
  Bond Fund of America                 $ 4,395,805     $         -     $          -
  IMC Global Inc. common stock                   -       8,405,762                -
  M&I Stable Principal Fund                      -               -       13,729,913
  Guaranteed Investment Contracts:
   CDC Investment Management Corp.               -               -        1,500,000
   Rabobank Alternative                          -               -          938,039
   Sunamerica Life Company                       -               -        3,343,745
   Government Plus Synthetic                     -               -        2,586,737
   Ohio National                                 -               -        1,542,445
   Sunamerica Life Synthetic                     -               -        1,500,757
   Connecticut General Life                      -               -        1,519,315
   General American Synthetic                    -               -        1,517,803
  Marshall Money Market Fund                86,098         104,275          145,405
  Pending transactions                           -          89,751                -
  Accrued interest and dividends               371           1,699           72,410
                                       -----------     -----------     ------------
      Net Assets                       $ 4,482,274     $ 8,601,487     $ 28,396,569
                                       ===========     ===========     ============

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




3.   Investment in Master Trust (Continued)

  Changes in the pooled balances for the year ended December 31, 1999, were summarized as follows:



                                                                                   IMC-Agrico
                                                   IMC-Agrico      IMC-Agrico        Fixed
                                                   Bond Fund       Stock Fund      Income Fund
                                                 -------------    -------------    ------------

  Additions
  Interest and dividend income                   $    269,452     $    177,356     $   1,680,709
  Net realized and unrealized depreciation
  in fair value of investments                       (176,433)      (1,855,870)                -
  Contributions and transfers from other plans        903,207       37,074,481        45,454,721
                                                 -------------    -------------    --------------
                                                      996,226       35,395,967        47,135,430
                                                 -------------    -------------    --------------
  Deductions
  Benefits paid                                     2,077,671       35,106,442        43,670,982
                                                 -------------    -------------    --------------
  Net increase (decrease) in assets                (1,081,445)         289,525         3,464,448
  Net assets, beginning of year                     4,482,274        8,601,487        28,396,569
                                                 -------------    -------------    --------------
  Net assets, end of year                        $  3,400,829     $  8,891,012     $  31,861,017
                                                 =============    =============    ==============



  Changes in the pooled balances for the year ended December 31, 1998, were summarized as follows:



                                                                                   IMC-Agrico
                                                  IMC-Agrico       IMC-Agrico         Fixed
                                                  Bond Fund        Stock Fund      Income Fund
                                                -------------     -------------    -------------

  Additions
  Interest and dividend income                   $    314,120     $     97,003     $   1,680,792
  Net realized and unrealized depreciation
    in fair value of investments                      (78,774)      (2,297,412)                -
  Contributions and transfers from other plans      2,921,167       19,496,739        24,287,771
                                                 -------------    -------------    --------------
                                                    3,156,513       17,296,330        25,968,563
                                                 -------------    -------------    --------------
  Deductions
  Benefits paid                                     2,885,187       14,679,071        22,707,640
  Investment expenses                                       -           66,363            31,850
                                                 -------------    -------------    --------------
                                                    2,885,187       14,745,434        22,739,490
  Net increase in assets                              271,326        2,550,896         3,229,073
  Net assets, beginning of year                     4,210,948        6,050,591        25,167,496
                                                 -------------    -------------    --------------
  Net assets, end of year                        $  4,482,274     $  8,601,487     $  28,396,569
                                                 =============    =============    ==============

                       IMC-AGRICO MP, INC.
                 PROFIT SHARING AND SAVINGS PLAN
                 -------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




4. Significant Investments

  Investments (all are participant-directed) that represent 5%
  or more of assets available for benefits at December 31, 1999 and 1998, were as follows:

                                                 December 31
                                            1999             1998
                                        ------------     ------------


  Fidelity Equity-Income Fund, Inc.     $ 26,205,983     $ 30,060,508
  Vanguard Wellington Fund, Inc.           5,345,833        6,149,712
  Fidelity Magellan Fund, Inc.            14,427,552       11,253,966
  Vanguard Index Trust 500 Fund, Inc.      8,248,162        5,018,118

5.   Federal Income Tax Status

  The Internal Revenue Service ruled on May 15, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore,
  the related trust is not subject to tax  under present   income
  tax law. The Plan has been amended  since    receiving    the
  determination letter. However, the  Plan  administrator and the
  Plan's counsel believe that the Plan is designed   and    is
  currently being operated in compliance with the applicable requirements of the IRC.

                     Supplemental Schedules


                        IMC-AGRICO MP, INC.
                   PROFIT SHARING AND SAVINGS PLAN
                   -------------------------------

                    SCHEDULE H, PART IV, ITEM 4(i)
                   ------------------------------

              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
             -----------------------------------------------

                        AS OF DECEMBER 31, 1999
                        -----------------------



Employer Identification Number: 36-3888539
Plan Number: 101



                                                                                           Number of                  Current
        Identity of Issuer                           Description                            Shares       Cost          Value
----------------------------------       -------------------------------------------       --------   -----------   ------------
Marshall and Ilsley Trust Company*       Fidelity Equity-Income Fund, Inc.                 490,014    $24,680,301   $ 26,205,983
                                         Vanguard Wellington Fund, Inc.                    191,195      5,562,649      5,345,833
                                         Fidelity Magellan Fund, Inc.                      105,596     12,279,427     14,427,552
                                         Templeton Foreign Fund, Inc.                       86,089        894,402        965,918
                                         Franklin Balance Sheet Investment Fund, Inc.       12,527        396,782        381,701
                                         Vanguard Index Trust 500 Fund, Inc.                60,949      7,492,258      8,248,162

Loans to participants (7.00% - 10.75%)                                                         -        4,155,759      4,155,759
                                                                                                      -----------   ------------
                                                                                                      $55,461,578   $ 59,730,908
                                                                                                      ===========   ============


*Indicates party-in-interest to the Plan.



                             IMC-AGRICO MP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

                              SCHEDULE G, PART 1
                              ------------------

                 SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                 ---------------------------------------------

                          YEAR ENDED DECEMBER 31, 1999
                          -----------------------------




Employer Identification Number: 36-3888539
Plan Number: 101



                                Principal and
                     Original   Interest Paid
  Social Security      Loan      During the       Loan       Maturity   Default   Interest               Collateral
       Number         Amount        Year       Issue Date     Date       Date       Rate         Type                Value
-----------------    -------    -------------  ----------   --------   --------    -------  ------------------      -------
    ###-##-####      $4,000     $     748      12/31/98     12/31/01    9/28/99     7.75%   Participant account     $ 54,445

    ###-##-####       5,000         1,065       1/31/95      1/16/00   12/22/99     9.50%   Participant account       47,409

    ###-##-####      17,000             -       2/20/98      2/14/03    8/27/99     8.50%   Participant account      109,634

    ###-##-####      17,000             -       5/31/95      5/15/00    8/27/99    10.00%   Participant account      224,208

    ###-##-####      15,000             -       3/31/94      3/15/99    8/27/99     7.00%   Participant account      224,208

    ###-##-####       9,900         1,543       2/15/99      2/11/02    9/28/99     7.75%   Participant account       15,953




                              IMC-AGRICO MP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         SCHEDULE H, PART IV, ITEM 4(j)
                         ------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                            YEAR ENDED DECEMBER 31, 1999
                             ----------------------------



Employer Identification Number: 36-3888539
Plan Number: 101


                                                                                                             Value of
                                                                                                             Asset on
                                                                        Purchase    Selling        Cost     Transaction     Net
  Identity of Party Involved            Description of Assets            Price       Price       of Asset      Date         Gain
---------------------------------   ---------------------------------  ----------  -----------  -----------  -----------  --------

Series of securities transactions in excess of 5% of plan assets
----------------------------------------------------------------
Marshall and Ilsley Trust Company*  Fidelity Equity-Income Fund, Inc.  $11,447,583 $         -  $11,447,583  $11,447,583 $        -
                                                                                 -  14,234,057   11,997,250   14,234,057  2,236,807
                                    Fidelity Magellan Fund, Inc.        11,235,155           -   11,235,155   11,235,155          -
                                                                                 -   9,490,972    8,124,411    9,490,972  1,366,561
                                    Vanguard Index Trust 500 Fund, Inc. 18,457,698           -   18,457,698   18,457,698          -
                                                                                 -  16,347,108   15,362,677   16,347,108    984,431



*Indicates party-in-interest to the Plan.


                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits
Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    IMC-AGRICO MP, INC.
             PROFIT SHARING AND SAVINGS PLAN


                               /s/ J. Bradford James
                               ------------------------------------------
                               J. Bradford James
                               Chairman of the Employee Benefits Committee

Date:  June 28, 2000

    Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee
Benefits Committee and on the dates indicated.

      Signature               Title                      Date

/s/ J. Bradford James      Senior Vice President      June 28, 2000
---------------------      and Chief Financial
J. Bradford James               Officer

/s/ Stephen P. Malia       Senior Vice President      June 28, 2000
---------------------      Human Resources
Stephen P. Malia

/s/ E. Paul Dunn, Jr.      Vice President and         June 28, 2000
---------------------      Treasurer
E. Paul Dunn, Jr.

/s/ Mary Ann Hynes         Senior Vice President      June 28, 2000
---------------------      and General Counsel
Mary Ann Hynes